UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Western Refining Logistics, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

95931Q 205

(CUSIP Number)

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 95931Q 205

1	Names of reporting persons. Tesoro Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]
11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person CO

1.	Western Refining Southwest, Inc., a Delaware limited liability company (“WRSW”) is a limited partner of Western Refining Logistics, LP (the “Issuer”) and the record holder of 31,390,623 common units representing limited partnership interests in the Issuer (“Common Units”). St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western Refining, Inc. (“Western”) is the record holder of 628,224 Common Units of the Issuer. Western Acquisition Holdings, LLC, a Delaware limited liability company (“WAH”), owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant Industries, Inc., a Delaware corporation (“Giant”), which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro Corporation, a Delaware corporation (“Tesoro”). Tesoro may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) the non-economic general partner interest in the Issuer.
2.	Based upon approximately 60,995,050 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

1	Names of reporting persons. Western Refining, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]
11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person CO

1.	WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units. St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western is the record holder of 628,224 Common Units. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro.
2.	Based upon approximately 60,995,050 Common Units of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Giant Industries, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]
11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person OO

1.	WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units. St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western is the record holder of 628,224 Common Units. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro.
2.	Based upon approximately 60,995,050 Common Units of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Western Acquisition Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]
11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person OO

1.	WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units. St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western is the record holder of 628,224 Common Units. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro.
2.	Based upon approximately 60,995,050 Common Units of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Western Refining Southwest, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]
11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person OO

1.	WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units. St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western is the record holder of 628,224 Common Units. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro.
2.	Based upon approximately 60,995,050 Common Units of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 95931Q 205

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.	Security and Partnership.

This Statement is being filed with respect to the common units representing limited partner interests (“Common Units”) of Western Refining Logistics, LP (the “Issuer”). The address of the principal executive offices of the Issuer is 212 N. Clark St., El Paso, Texas 79905.

Item 2.	Identity and Background

(a) This Statement is filed by:

(i)	Tesoro Corporation, a Delaware corporation (“Tesoro”);

(ii)	Western Refining, Inc., a Delaware corporation (“Western”)

(iii)	Giant Industries, Inc., a Delaware corporation (“Giant”);

(iv)	Western Acquisition Holdings, LLC, a Delaware corporation (“WAH”)

(v)	Western Refining Southwest, Inc., an Arizona corporation (“WRSW” and, together with Tesoro, Western, Giant and WAH, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Tesoro is a public company and owns 100% of the equity interests of Western. Western owns 100% of the equity interests of Giant. Giant owns 100% of the equity interests of WAH, and WAH owns approximately 61.3% of the equity interests in WRSW. Giant owns approximately 38.7% of the equity interests of WRSW. WRSW owns 100% of the equity interests of Western Refining Logistics GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”). The General Partner owns all of the incentive distribution rights in the Issuer.

WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units, representing a 52.5% limited partner interest.

(b) The business address of Tesoro, which also serves as its principal office, is 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. The business address of Western, which also serves as its principal office, is 212 N. Clark St., El Paso, Texas 79905. The business address of Giant, WAH and WRSW, which also serves as their respective principal offices, is 1250 W. Washington, Suite 101, Tempe, Arizona 85281.

(c) The principal business of:

(i)	Tesoro is to refine and market petroleum products;

(ii)	Western is to hold equity interests in Giant, the General Partner, and other entities;

(iii)	Giant is to hold equity interests in WAH and WRSW;

(iv)	WAH is to hold equity interests in WRSW; and

(v)	WRSW is the refining and marketing of refined products and the operation of retail convenience stores.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule A and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule A as a director or executive officer of Tesoro, Western, Giant, WAH or WRSW has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

On November 16, 2016, Tesoro entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Western, Tahoe Merger Sub 1, Inc. (“Merger Sub 1”), a Delaware corporation and direct wholly owned subsidiary of Tesoro, and Tahoe Merger Sub 2, LLC (“Merger Sub 2”), a Delaware corporation and direct wholly owned subsidiary of Tesoro.

On June 1, 2017, upon the terms and conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, Merger Sub 1 merged with and into Western (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub 1 ceased, and Western (the “Surviving Corporation”) continued as the surviving corporation and a wholly owned subsidiary of Tesoro. At the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Western, par value $0.01 per share (other than shares held by Tesoro, Western or any of their respective direct or indirect subsidiaries, including Merger Sub 1 and Merger Sub 2, other than any shares of Western common stock held on behalf of third parties), was converted into, and became exchangeable for, in each case at the election of the holder of record of such share of Western common stock, either the stock consideration of 0.4350 of a share of Tesoro common stock or the cash consideration of $37.30.

Tesoro financed the cash portion of the merger consideration and the repayment and redemption of certain outstanding indebtedness of Western and its subsidiaries using a combination of cash on hand, proceeds from the issuance of new debt securities and proceeds from a new incremental revolver under its existing credit facility. The offering of new debt securities, which closed on December 22, 2016, consisted of $850 million aggregate principal amount of Tesoro’s 4.750% Senior Notes due 2023 and $750 million aggregate principal amount of Tesoro’s 5.125% Senior Notes due 2026. Tesoro entered into the amendment and incremental facility agreement to its existing credit facility on December 13, 2016, which incremental facility provided for a new senior secured incremental revolving tranche in an aggregate principal amount of $1.0 billion.

As a result of the Merger and Western becoming a wholly owned direct subsidiary of Tesoro, Tesoro, through its indirect ownership of Giant and WRSW, controls the General Partner, which is the general partner of the Issuer. Accordingly, Tesoro has the ability to appoint all of the directors of the board of directors of the General Partner. Also as a result of the Merger, Tesoro became a beneficial owner of the Issuer’s Common Units by acquiring indirect ownership of St. Paul Park Refining Co. LLC and WRSW.

In connection with the Merger, at the Effective Time, Mr. Foster, Mr. Stevens and Mr. Weaver voluntarily resigned as directors of the General Partner. Following the Effective Time, Mr. Atterbury, Mr. Kinder and Mr. Linn continued to serve as directors of the General Partner; Mr. Goff assumed the role of Chairman of the General Partner; and Mr. Goff, Mr. Sterin, Mr. Casey and Mr. Tompsett were appointed to the board of directors of the General Partner.

In connection with the Merger, at the Effective Time, the following officers of the General Partner voluntarily resigned from their respective roles with the General Partner: Mr. Stevens resigned from his role as Chief Executive Officer, Mr. Smith resigned from his role as Executive Vice President of Operations and Ms. Davis resigned from her role as Executive Vice President and Chief Financial Officer. Following the Effective Time, the following individuals were appointed as officers of the General Partner: Mr. Goff was appointed Chief Executive Officer, Mr. Johnson was appointed President, Mr. Sterin was appointed Executive Vice President and Chief Financial Officer and Mr. Peery was appointed Vice President and Controller.

Item 4.	Purpose of the Transaction.

(a) – (j) The information contained in Item 3 is incorporated into this Item 4 by reference.

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Units now owned or hereafter acquired to one or more purchasers.

In addition, the board of directors of Tesoro has authorized the management of Tesoro to work with the board of directors and management of Tesoro Logistics LP (“TLLP”) to consider, discuss and endeavor to negotiate a merger, consolidation or combination (in whatever form) of assets held by and securities issued by the Issuer and its affiliates and assets held by and securities issued by TLLP and its affiliates (such merger, consolidation or combination, a “Transaction”). There can be no assurance that any discussions that may occur between the Reporting Persons, the Issuer or TLLP will result in the delivery of a proposal, or entry into a definitive agreement, concerning a Transaction or, if such a definitive agreement is reached, will result in the consummation of a Transaction provided for in such definitive agreement. Discussions concerning a potential Transaction may be terminated at any time and without prior notice.

As part of the Reporting Persons’ ongoing evaluation of this investment and investment alternatives, including the consolidation, combination or acquisition of assets, the Reporting Persons may, from time to time, formulate plans or proposals with respect to such matters, and hold discussions with or make formal proposals to the board of directors of the General Partner of the Issuer, other holders of Common Units or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of Common Units that may be beneficially owned by the Reporting Persons (on the basis of a total of 60,995,050 Common Units issued and outstanding as of June 1, 2017) are as follows:

Tesoro

(a)	Amount beneficially owned: 32,018,847 Common Units

Percentage: 52.5%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 32,018,847 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 32,018,847 Common Units

Western

(a)	Amount beneficially owned: 32,018,847 Common Units

Percentage: 52.5%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 32,018,847 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 32,018,847 Common Units

Giant

(a)	Amount beneficially owned: 32,018,847 Common Units

Percentage: 52.5%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 32,018,847 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 32,018,847 Common Units

WAH

(a)	Amount beneficially owned: 32,018,847 Common Units

Percentage: 52.5%

(b)	Number of shares to which the Reporting Person has:

v.	Sole power to vote or to direct the vote: 0

vi.	Shared power to vote or to direct the vote: 32,018,847 Common Units

vii.	Sole power to dispose or to direct the disposition of: 0

viii.	Shared power to dispose or to direct the disposition of: 32,018,847 Common Units

WRSW

(a)	Amount beneficially owned: 32,018,847 Common Units

Percentage: 52.5%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 32,018,847 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 32,018,847 Common Units

(c) The response in Item 3 is incorporated herein by reference.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 and the information contained in Item 4 is incorporated into this Item 6 by reference.

The Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and WRSW, as the organizational limited partner of the Issuer, are party to the Second Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”).

Cash Distributions

The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.2875 per Common Unit per quarter ($1.15 per Common Unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution,” and the Issuer’s ability to pay it is subject to various restrictions and other factors.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.” The Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:

•	first, to the holders of Common Units, until each Common Unit has received the minimum quarterly distribution of $0.2875; and

•	second, to all unitholders, pro rata, until each unit has received a distribution of $0.3306.

If cash distributions to the unitholders exceed $0.3306 per unit in any quarter, the General Partner will receive increasing percentages, up to 50%, of the cash the Issuer distributes in excess of that amount. The rights to receive these distributions are referred to as incentive distribution rights.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, voting together as a single class. Because Tesoro indirectly owns 52.5% of the Issuer’s outstanding units, and indirectly owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price equal to the greater of (a) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed, and (b) the highest per-unit price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

The Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), WRSW has the right to elect the members of the board of directors of the General Partner.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 2, 2015 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.3 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 22, 2013, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement (filed herewith).

B.	Agreement and Plan of Merger, among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc. and Tahoe Merger Sub 2, LLC, dated as of November 16, 2016 (previously filed on Form 8-K by Tesoro Corporation on November 18, 2016).

C.	Indenture, dated as of December 22, 2016, among Tesoro Corporation, as issuer, the guarantors named therein and U.S. Bank National Association, as trustee (including forms of debt securities) (previously filed on Form 8-K by Tesoro Corporation on December 22, 2016).

D.	Amendment and Incremental Facility Agreement, dated as of December 13, 2016, to the Credit Agreement, dated as of September 30, 2016, among the Tesoro Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, National Association, Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Mizuho Bank, Ltd. and the Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-syndication agents, and BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, Royal Bank of Canada, TD Securities (USA) LLC and UBS AG, Stamford Branch, as co-documentation agents (previously filed on Form 8-K by Tesoro Corporation on December 13, 2016)

E.	Second Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, dated as of October 30, 2015 (previously filed on Form 8-K by Western Refining Logistics, LP on November 2, 2015).

F.	First Amended and Restated Limited Liability Company Agreement of Western Refining Logistics GP, LLC, dated as of October 16, 2013 (previously filed on Form 8-K filed by Western Refining Logistics, LP on October 22, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2017

TESORO CORPORATION

By:	/s/ Gregory J. Goff

Gregory J. Goff
Chairman, President and Chief Executive Officer

WESTERN REFINING, INC.

By:	/s/ Gregory J. Goff

Gregory J. Goff
President and Chief Executive Officer

GIANT INDUSTRIES, INC.

By:	/s/ Gregory J. Goff

Gregory J. Goff
President and Chief Executive Officer

WESTERN ACQUISITION HOLDINGS, LLC

By:	/s/ Gregory J. Goff

Gregory J. Goff
President and Chief Executive Officer

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Gregory J. Goff

Gregory J. Goff
President and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO CORPORATION

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Rodney F. Chase	Retired	0
Paul L. Foster	Former Executive Chairman of Western Refining, Inc.	805,655
Edward G. Galante	Retired; Vice Chairman of the Board of Trustees of Northeastern University	0
Gregory J. Goff	Chairman, President and Chief Executive Officer of Tesoro Corporation	0
David Lilley	Retired	0
Mary Pat McCarthy	Retired	0
J.W. Nokes	Retired; Non-Executive Chairman of Albemarle Corporation	0
William H. Schumman, III	Retired	0
Jeff A. Stevens	Former Chief Executive Officer of Western Refining, Inc.	447,417
Susan Tomasky	Retired	0
Michael E. Wiley	Retired	0
Patrick Y. Yang	President and CEO of Aspen Sciences, LLC	0

Executive Officers:

Name	Position at Tesoro Corporation	Units Held
Gregory J. Goff	Chairman, President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN REFINING, INC.

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Sole Shareholder of Western Refining, Inc.

Tesoro Corporation

Directors:

Name	Present Principal Occupation	Units Held
Blane W. Peery	Vice President and Controller of Tesoro Corporation	0
Stephan Tompsett	Vice President and Treasurer of Tesoro Corporation	0
Elisa D. Watts	Assistant Secretary of Tesoro Corporation	0

Executive Officers:

Name	Position at Western Refining, Inc.	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President, General Counsel	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF GIANT INDUSTRIES, INC.

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Sole Shareholder of Giant Industries, Inc.:

Western Refining, Inc.

Directors:

Name	Present Principal Occupation	Units Held
Blane W. Peery	Vice President and Controller of Tesoro Corporation	0
Stephan Tompsett	Vice President and Treasurer of Tesoro Corporation	0
Elisa D. Watts	Assistant Secretary of Tesoro Corporation	0

Executive Officers:

Name	Position at Giant Industries, Inc.	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President, General Counsel	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN ACQUISITION HOLDINGS, LLC

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Sole Member of Western Acquisition Holdings, LLC:

Giant Industries, Inc.

Persons Exercising Control of the Sole Member of Western Acquisition Holdings, LLC:

Name	Position at Western Acquisition Holdings, LLC	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President, General Counsel	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN REFINING SOUTHWEST, INC.

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Shareholders of Western Refining Southwest, Inc.:

Giant Industries, Inc.

Western Acquisition Holdings, LLC

Directors:

Name	Present Principal Occupation	Units Held
Blane W. Peery	Vice President and Controller of Tesoro Corporation	0
Stephan Tompsett	Vice President and Treasurer of Tesoro Corporation	0
Elisa D. Watts	Assistant Secretary of Tesoro Corporation	0

Executive Officers:

Name	Position at Western Refining Southwest, Inc.	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President, General Counsel	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0